▶ MOL Plc. 06018931

082-04227

RECEIVED

2006 DEC -4 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

INVESTOR NEWS

20 November 2006

Mol Rt.

Hungarian Privatisation and State Holding Company (APV Zrt.) intends to sell 1.73% of „A" series MOL shares through a public offering

MOL hereby informs its shareholders that according to the announcement made by APV Zrt., APV Zrt. intends to sell 1,893,476 (1.73% of share capital) of „A" series MOL ordinary shares between 21 November and 1 December through a public offering. MOL shares not sold in the retail offering will be offered to investors through an auction process. The lead manager for the offering is HVB Bank Hungary Zrt. with Inter-Európa Bank Plc. acting as the co-leader for the retail offering. An Information Memorandum on MOL was issued by APV Zrt. based on public information.

Following the closing of the transaction, APV Zrt. is expected to have only one „B" series voting preference share. This step will mark the completion of MOL's privatisation process. More information on the offering can be found at HVB's and APV's websites at www.hvb.hu/mol and www.apvzrt.hu.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption therefrom. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Copies of this announcement are not being, and should not be, distributed in or sent into the United States.
It may be unlawful to distribute these materials in certain jurisdictions.
These materials are not for distribution in the United Kingdom, Canada, Japan or Australia. The information in these materials does not constitute an offer of securities for sale in the United Kingdom, Canada, Japan or Australia.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

dlw 12/4

▶ **MOL Plc.**

INVESTOR NEWS

23 November 2006

Result of the tender on strategic gas storage

MOL hereby informs its shareholders that board of directors of MSZKSZ Zrt. (Hungarian Hydrocarbon Stockpiling Association) announced that MOL won the tender on the strategic gas storage with the capacity of 1.2 bcm. Board of directors and main decision-making bodies of MSZKSZ have to approve the conditions of the transaction. The parties are expected to sign the related agreements this year, on which MOL issues extraordinary announcement.

The planned investment fits well to MOL's strategy and its return is in line with MOL's requirements.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

MOL Plc.
Finance

23rd November, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

Enclosure